CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

Canadian Western Bank Reports Strong Quarter of Growth

Net income growth of 24%
Record total revenues, up 27%

EDMONTON, March 3, 2005 - Canadian Western Bank (CWB on TSX) announced net income growth of 24% over the same quarter last year on record total revenues. Net income was $12.2 million in the quarter, CWB's 67th consecutive quarter of profitability. The first quarter results reflect strong performance in the Bank's core banking and trust operations, highlighted by 13% growth in this segment's net income, excellent growth in lower cost deposits and 16% loan growth. Also contributing to these results was non-interest revenue growth of 68% due largely to another strong contribution from Canadian Direct Insurance, which was acquired at the end of the second quarter of 2004, and therefore not reflected in the comparative first quarter results.

The Board of Directors declared a quarterly dividend of $0.09 per common share payable on April 7, 2005 to shareholders of record on March 17, 2005.

First Quarter Financial Highlights
(compared to the same quarter a year ago)


PROCESSED
MAR 22 2005
THOMSON
FINANCIAL
05006605

- Net income of $12.2 million, up 24%.
- Diluted earnings per share of $0.40, up 18%.
- Record total revenues (teb[1]) of $43.8 million, up 27%.
- Non-interest revenues of $11.1 million, up 68%.
- Total loans of $4.1 billion, up 16%.
- Total assets of $5.1 billion, up 16%.
- Lower cost demand and notice deposits approached $1.0 billion, up 36%.
- Provision for credit losses unchanged at 0.25% of average loans.

[1]Taxable equivalent basis, see definition below financial highlights table.

"We are very pleased to have delivered a strong quarter of growth to kick off the 2005 fiscal year," said Larry Pollock, President and CEO. "Our achievement of 24% earnings growth and record total revenues reflect strong performance in our core banking business and reinforces the value of the acquisitions we made in mid-2004."

Income from CWB's banking and trust segment grew by $1.3 million (13%) over the first quarter last year. Underlying the results in this segment were strong loan growth of 4% in the quarter as well as an improved funding mix. "Lending activity continues to reflect both the strength of our proven business plan and the robust economic conditions in Western Canada, particularly in British Columbia and Alberta," said Mr. Pollock. The Bank also continues to improve its funding mix through growth in lower cost deposits generated through branch and trust locations. Notice and demand deposits, which represent the lowest cost form of deposits, increased 17% in the quarter and 36% in the last year to total almost $1 billion and comprised 23% of total deposits compared to 19% one year ago. "While we have made excellent progress against our key objective of improving our funding mix, there still remains tremendous opportunity to increase shareholder value through further growth in lower cost deposits," added Mr. Pollock.

Insurance operations also made a strong contribution to first quarter results with Canadian Direct Insurance generating $1.1 million in net income. These results reflect a claims ratio of 68% and a combined ratio of 92%. While the claims ratio increased over the fourth quarter of 2004 due to expected increases in the frequency and severity of claims during the winter season, this segment's performance continued to exceed expectations.

Several changes to CWB's capital structure occurred during the first quarter including the issuance of $60 million of 5.55% conventional subordinated debentures to institutional investors in November. Other changes were the conversion of the remaining $42.5 million of 5.50% convertible debentures into common shares in December and a stock dividend paid in January, which effectively achieved a two-for-one stock split. These changes establish a more efficient capital structure for future growth, increase market liquidity and improve the affordability of our common shares, particularly for retail investors.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2005	 October 31 2004	 January 31 2004	Change from January 31 2004
Results of Operations				
Net interest income (teb - see below)	**$ 32,642**	$ 30,756	$ 27,875	17 %
Less teb adjustment	**800**	1,313	801	(0) %
Net interest income per financial statements	**31,842**	29,443	27,074	18 %
Other income	**11,137**	10,895	6,628	68 %
Total revenues (teb)	**43,779**	41,651	34,503	27 %
Total revenues	**42,979**	40,338	33,702	28 %
Net income	**12,216**	12,787	9,857	24 %
Return on common shareholders' equity	**12.1 %**	14.1 %	12.1 %	- bp[1]
Return on average total assets	**0.97 %**	1.04 %	0.89 %	8 bp
Earnings per common share[2]				
Basic	**$ 0.42**	$ 0.47	$ 0.37	14 %
Diluted	**0.40**	0.43	0.34	18 %
Efficiency ratio (teb)	**49.9 %**	51.7 %	48.0 %	190 bp
Efficiency ratio	**50.8 %**	53.4 %	49.2 %	160 bp
Net interest margin (teb)	**2.59 %**	2.49 %	2.53 %	6 bp
Net interest margin	**2.53 %**	2.39 %	2.45 %	8 bp
Provision for credit losses as a percentage of average loans	**0.25 %**	0.25 %	0.25 %	- bp
Per Common Share[2]				
Cash dividends[3]	**$ 0.090**	$ 0.075	$ 0.150	(40) %[3]
Book value	**13.92**	13.45	12.43	12 %
Closing market value	**25.52**	23.83	20.08	27 %
Common shares outstanding (thousands)	**30,317**	27,330	26,608	14 %
Balance Sheet and Off-Balance Sheet Summary				
Assets	**$ 5,105,002**	$ 4,918,895	$ 4,402,488	16 %
Loans	**4,093,422**	3,930,114	3,517,206	16 %
Deposits	**4,392,221**	4,267,788	3,872,437	13 %
Subordinated debentures	**128,126**	110,600	114,987	11 %
Shareholders' equity	**421,974**	367,589	330,575	28 %
Assets under administration	**2,102,782**	1,759,473	1,535,255	37 %
Capital Adequacy				
Tangible common equity to risk-weighted assets	**9.9 %**	9.0 %	9.2 %	70 bp
Tier 1 ratio	**9.9 %**	9.0 %	9.2 %	70 bp
Total ratio	**13.0 %**	11.8 %	13.1 %	(10) bp

(1) bp - Basis point change

(2) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2005. All prior period common share and per common share information has been restated to reflect this effective split.

(3) The dividend policy was amended to be quarterly instead of semi-annual during the first quarter of fiscal 2004. The dividend rate for the first quarter of 2004 appears unusually high as it was the last semi-annual dividend.

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

Message to Shareholders

The first quarter of 2005 was a very good quarter for your Bank. Net income for the quarter was $12.2 million, an increase of 24% over the first quarter of 2004 on record total revenues (teb) which increased 27% over the same period. These results reflect strong growth in core banking and trust operations as well as the positive impact of Canadian Direct Insurance and Valiant Trust Company. These companies were acquired at the end of the second quarter of last year and therefore are not reflected in the comparative results for the first quarter of 2004.

The first quarter earnings mark Canadian Western Bank's 67th consecutive quarter of profitability. We are very proud of the outstanding consistency and continued high quality of our earnings.

In comparison to the previous quarter, net income increased $1.0 million (9%) excluding the impact of a $1.6 million tax benefit recognized in the fourth quarter of 2004.

Share Price Performance

During the quarter, we declared and paid a stock dividend of one common share per common share held, effecting a two-for-one split of our common shares. Reflecting this split, CWB shares ended the quarter at $25.52, up from $20.08 one year ago. Including reinvested dividends, return to shareholders was 29% over the past year.

Dividends

On March 3, 2005, the Board of Directors declared a quarterly cash dividend of $0.09 per common share, payable on April 7, 2005 to shareholders of record on March 17, 2005.

A Quarter of Growth

Net income growth of 24% in the first quarter was driven by record total revenues, which increased 27% over last year and 5% over the previous quarter.

First quarter net interest income (teb) increased 17% over a year ago, benefiting from strong loan growth of 4% in the quarter and 16% in the last year. The first quarter increase includes growth across all business sectors and reflects the positive economic conditions in Alberta and British Columbia, provinces that are again forecasted to be leaders in economic growth in 2005. Our new loan deal flow remains healthy and the strong start to the year has us well positioned to achieve our 16th consecutive year of double-digit loan growth.

Net interest income also benefited from excellent growth in lower cost deposits. Notice and demand deposits increased 17% in the quarter and 36% in the past year to total nearly $1 billion. Contributing to this increase were new deposits resulting from the appointment of Canadian Western Trust as trustee for an independent investment dealer. Demand and notice deposits now comprise 23% of total deposits, which compares to 19% one year ago. While this growth represents excellent progress, we believe that there remains significant additional leverage to be achieved in this area through further growth in lower cost deposits.

Current and future growth in banking and trust operations is supported by investments in branch infrastructure. In addition to the branch development initiatives completed during fiscal 2004, we added two new locations in the first quarter. In December, we opened an industrial lending office in Kamloops, British Columbia. In keeping with our proven strategy in branch development, this facility has started small and will be expanded along with growth in business activity. At the end of January, we completed the acquisition of the Vancouver branch of the National Bank of Greece (Canada), bringing our total number of locations to 31 across the four western provinces.

First quarter non-interest revenues were up 68% over last year and now represent 25% of total revenues compared to 19% one year ago. This change, which is largely the result of the acquisitions of Canadian Direct Insurance and Valiant Trust Company, represents significant progress toward our ongoing objective of diversifying operations through growth in non-interest income. Net income from insurance operations was $1.1 million in the quarter as Canadian Direct posted a strong quarter, exceeding our expectations for the winter season.

Strong Fundamentals

We often say that our strategy at Canadian Western Bank is to "grow fast slowly". This means that while we continually strive to grow, we do so only through quality, profitable asset growth and at a measured pace. To demonstrate, in the last six years we have doubled our total assets to more than $5 billion through a consistent annual growth rate of between 11% and 13%. Our long history of steady growth has been complemented over the years by our proven track record of strong credit quality and industry leading efficiency.

At 49.9% for the quarter, our efficiency ratio (teb) continues to lead the Canadian banking industry. Credit quality also remained strong in the quarter and our provision for credit losses remained consistent at 25 basis points of average loans.

Outlook

Through the first quarter, all lines of business have performed well, and with continued focus on quality revenue growth and our fundamental strengths, we are well positioned to achieve our fiscal 2005 performance targets. We are also well capitalized and continue to pursue growth opportunities that make strategic sense, are a fit with our Think Western® culture, and will enhance shareholder value. We look forward to reporting on our second quarter results on June 2, 2005.

Q1 Conference Call

The CWB conference call is scheduled for Thursday, March 3, 2005 at 3:30 p.m. ET (1:30 p.m. MT). The Bank's executives will comment on the third quarter results and respond to questions from analysts and institutional investors. The conference call may be accessed on a listen-only basis.

You may access the call by dialing 416-640-4127 or toll-free 1-800-814-3911. It will also be broadcast live on the Bank's website, www.cwbank.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call is available until March 17, 2005 by dialing 416-640-1917 or toll-free 1-877-289-8525 and entering passcode 21111779#.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through its 31 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, which has total assets of $5.1 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's subsidiaries, Canadian Western Trust and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal automobile and property insurance directly to customers in British Columbia and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol of 'CWB'. For more information see the Bank's website at www.cwbank.com.

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

-30-

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: matt.colpitts@cwbank.com

Management's Discussion and Analysis

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2005 included herein, and the audited consolidated financial statements and MD&A for the year ended October 31, 2004 which are available on SEDAR at www.sedar.com or on pages 18 through 68 of the 2004 Annual Report. Except as discussed below, all other factors discussed and referred to in the MD&A for fiscal 2004 remain substantially unchanged.

Overview

In the first quarter of 2005, Canadian Western Bank (CWB or the Bank) posted record quarterly revenues and achieved its 67th consecutive quarter of profitability. Net income for the quarter was $12.2 million, an increase of $2.4 million (24%) over the first quarter last year. The results reflect a strong contribution from the Bank's core banking and trust operations of $11.1 million, an increase of $1.3 million (13%) over the same quarter last year. Also reflected in the earnings growth was a strong contribution of $1.1 million from recently acquired Canadian Direct Insurance Incorporated (Canadian Direct). At the end of the second quarter of 2004, the Bank acquired both Canadian Direct and Valiant Trust Company (Valiant Trust). Accordingly, the comparative financial information for the first quarter of 2004 referred to in this MD&A does not include these operations.

Highlighting the first quarter were record revenues. Total revenues on a tax equivalent basis (teb – see definition on page 2) were 27% higher than the same quarter last year with strong growth in both net interest income and other income. Net interest income (teb) increased 17% benefiting from 16% loan growth and 36% growth in lower cost deposits over the past year. Other income increased 68% and primarily reflects the impact of recent acquisitions, Canadian Direct and Valiant Trust.

First quarter diluted earnings per share increased 18% to $0.40 ($0.42 basic) from $0.34 ($0.37 basic) in the same quarter last year. Return on assets was 0.97% compared to 0.89% one year ago and return on equity was consistent with the first quarter last year at 12.1%. The 24% increase in earnings this quarter did not produce a corresponding increase in return on equity in large part due to the conversion of $42.5 million of subordinated debentures into common shares this quarter.

Net income for the first quarter increased $1.0 million (9%) over the previous quarter, excluding the impact of a $1.6 million tax benefit recorded in that quarter. The increase resulted from growth in banking and trust earnings of $1.3 million, partially offset by a $259,000 decrease in earnings generated by Canadian Direct. Insurance earnings were lower than the previous quarter primarily due to the impact of the winter season on the frequency and severity of automobile and property related insurance claims.

Total Revenues (teb)

Total revenues (teb), which are comprised of net interest income and other income, were a record $43.8 million in the quarter, an increase of $9.3 million (27%) over the first quarter last year with $5.1 million of the increase generated by recent acquisitions, Canadian Direct and Valiant Trust. In comparison to the previous quarter, total revenues (teb) increased $2.1 million (5%) primarily as a result of growth in net interest income (teb) of $1.9 million (6%).

Net Interest Income (teb)

Net interest income (teb) increased $4.8 million (17%) over the first quarter last year to total $32.6 million in the quarter. The increase reflects a 12% increase in average interest earning assets as well as an improvement in net interest margin to 2.59% from 2.53%. The improved margin resulted from strong growth in lower cost branch generated deposits and a decrease in the proportion of lower yielding cash and securities, partially offset by lower short-term interest rates.

Net interest income this quarter was up $1.9 million (6%) over the previous quarter as a result of a 2% increase in average interest earnings assets and an expansion in the net interest margin to 2.59% from 2.49%. The expanded margin was primarily due to higher short-term interest rates and a reduction in funding costs through the continued improvement in deposit mix as noted above.

Note 9 to the unaudited interim financial statements summarizes the Bank's interest rate risk position as at January 31, 2005. Interest rate risk or sensitivity can be defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position as at January 31, 2005, it is estimated that a one percentage point change in all interest rates would not result in a significant change in net interest income. This compares to October 31, 2004, when a one percentage point change in all interest rates would have resulted in a change in net interest income of approximately one percent.

Other Income

Other income increased $4.5 million (68%) over the same quarter last year to total $11.1 million in the first quarter. The increase largely reflects the contributions of $3.5 million from Canadian Direct and $1.0 million from Valiant Trust. Also contributing to the increase was growth in credit and retail fees of $217,000 (6%) and $204,000 (17%), respectively. Overall, the growth in other income was partially offset by a decrease in gains on sale of securities of $437,000.

In comparison to the previous quarter, other income was up $242,000 (2%) due to increases in credit, trust and retail fees of $588,000, $265,000 and $100,000 respectively, largely offset by an expected reduction in insurance revenues (net of claims, adjustment and policy acquisition costs) from the impact of the winter season on the frequency and severity of claims. Insurance revenues (net) decreased $776,000 compared to the previous quarter.

At January 31, 2005, unrealized gains in the securities portfolio totalled $2.5 million compared to $3.4 million one year ago and $533,000 at the end of the fourth quarter. The change over the previous quarter primarily reflects a decrease in longer term interest rates.

Credit Quality

Credit quality remained strong with the provision for credit losses remaining consistent at 25 basis points of average loans. Net new specific provisions were $692,000 this quarter compared to $3.3 million in the same quarter last year and $1.3 million in the previous quarter.

Gross impaired loans have remained consistent with the historically low levels achieved in the last two years. At quarter end, gross impaired loans totalled $21.9 million compared to $24.9 million at both the end of the previous quarter and the first quarter last year. The dollar level of gross impaired loans is expected to fluctuate over time within the Bank's range of acceptable levels as loans become impaired and are subsequently resolved. Overall, the quality of the loan portfolio is expected to remain strong.

The total allowance for credit losses (general and specific) represented 190% of gross impaired loans at the end of the first quarter, compared to 158% at October 31, 2004 and 144% at January 31, 2004. Relative to risk-weighted loans, the general allowance was consistent with one year ago at 80 basis points and compared to 77 basis points at the end of the previous quarter.

Non-interest Expenses

Non-interest expenses were $21.9 million in the first quarter, an increase of $5.3 million compared to the first quarter last year. This increase reflects the additional operating expenses ($3.0 million) and amortization of intangible assets ($120,000) associated with Canadian Direct and Valiant Trust, both of which were acquired at the end of the second quarter of 2004. An increase in non-cash stock-based compensation charges of $192,000, for a total of $369,000 in the quarter, also contributed to the increase. Excluding the impact of the aforementioned items, non-interest expenses increased $2.0 million (12%) over the first quarter last year due to additional costs associated with three new branches opened in the last twelve months as well as increased staffing levels related to business growth, annual salary adjustments and various other initiatives. In comparison to the previous quarter, non-interest expenses increased $321,000 (1%) primarily as a result of annual salary adjustments.

The efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues, continued to lead the Canadian banking industry at 49.9%. The ratio improved from 51.7% in the previous quarter and compared to 48.0% in the same quarter last year. The operations of Canadian Direct and Valiant Trust added approximately 140 basis points to the ratio this quarter compared to the first quarter last year.

Income Taxes

The income tax rate (teb) was 37.0% for the first quarter compared to 37.2% a year ago while the tax rate before the teb adjustment was 34.3% compared to 33.8% in the prior year.

Balance Sheet

Total assets surpassed $5 billion increasing $186 million (4%) in the quarter and $703 million (16%) in the past year to reach $5,105 million.

Cash and Securities

Cash, securities and securities purchased under resale agreements totalled $875 million at January 31, 2005 compared to $848 million at October 31, 2004 and $833 million one year ago. The January 31, 2005 and October 31, 2004 balances reflect cash and securities held by recently acquired Canadian Direct of $61 million and $58 million, respectively.

Loans

Loans grew $163 million (4%) in the quarter and $576 million (16%) in the past year to total $4.1 billion at January 31, 2005. This first quarter saw strong growth in Alberta and British Columbia as well as growth across all sectors including increases in industrial loans, commercial loans and mortgages of 5%, 6% and 10%, respectively. The growth in mortgages was due in large part to the Bank's new residential mortgage initiative launched in July 2004. The economic outlook for Western Canada continues to be positive and this is reflected in new loan deal flow which remains healthy. With the strong start to the year and the positive economic outlook, the Bank is well positioned to achieve its 16th consecutive year of double digit loan growth.

Deposits

Total deposits increased $124 million (3%) in the quarter and $520 million (13%) in the past year to total $4,392 million at January 31, 2005. Deposits are generated through both the Bank's branch network (including Canadian Western Trust) as well as an agent network. A key strategy for the Bank is to leverage the profitability of its core lending business by lowering funding costs though an increase in deposits generated by the branch network, and in particular the lower cost demand and notice component.

Success continues to be made against this objective, as branch generated deposits increased $200 million (8%) in the quarter and $384 million (17%) in the past year to total $2,623 million. Of particular note was the growth in the lower cost demand and notice component of $146 million in the quarter and $265 million in the past year. Approximately $75 million of the increase resulted from the appointment of Canadian Western Trust as trustee for an independent investment dealer. Also reflected in the increase were deposits assumed through the acquisition of the Vancouver branch of the National Bank of Greece (Canada) at the end of the first quarter.

At quarter end, branch generated deposits represented 60% of total deposits compared to 57% at October 31, 2004 and 58% one year ago. The strong growth in lower cost demand and notice deposits of 17% in the quarter and 36% in the past year increased this component of branch deposits to almost $1.0 billion, representing 23% of total deposits at quarter end compared to 20% at October 31, 2004 and 19% one year ago.

Other Assets and Other Liabilities

Other assets totalled $136 million at quarter end compared to $141 million at October 31, 2004 and $53 million a year ago and other liabilities totalled $163 million compared to $173 million at October 31, 2004 and $84 million one year ago. The year-over-year increases primarily reflect the insurance related assets and liabilities of Canadian Direct Insurance.

Off-Balance Sheet

Off-balance sheet assets include trust assets under administration, which totalled $2,103 million at quarter end compared to $1,759 million at October 31, 2004 and $1,535 million a year ago. Beginning this quarter, assets under administration are reported at market value which is more typical of industry practice. Prior periods, which are reported at book value, have not been restated. Approximately $78 million of the January 31, 2005 total reflects the change to market value. Other off-balance sheet assets relate to standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and derivative financial instruments (primarily interest rate swaps) used to reduce sensitivity to interest rate changes. More detail on the nature of these instruments is provided in Note 7 to the interim financial statements provided herein as well as in the MD&A and audited financial statements for the year ended October 31, 2004 filed on SEDAR at www.sedar.com.

Capital Management

On January 10, 2005, the Bank paid a stock dividend with each common share outstanding being entitled to one additional common share, effectively achieving a two for one stock split. This doubling of shares outstanding resulted in a corresponding reduction in the market price of each share. The reduced share price makes CWB's common

shares more affordable for investors which can promote interest in the shares and broaden share ownership. All share and per share information contained in this MD&A has been restated to give effect to the stock dividend.

At quarter end, the Bank's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 13.0% compared to 11.8% at October 31, 2004 and 13.1% one year ago. The Tier 1 ratio was 9.9% compared to 9.0% at October 31, 2004 and 9.2% one year ago. Tier 1 capital is of the highest quality, comprised entirely of shareholders' equity, net of goodwill. The total capital ratio was strengthened through the issuance of new subordinated debentures in the first quarter, while the increase in the Tier 1 ratio reflects the conversion of subordinated debentures, both of which are discussed below.

On November 19, 2004, $60 million of conventional subordinated debentures were issued to institutional investors. These debentures have a fixed interest rate of 5.55% until November 19, 2009 and a floating interest rate thereafter of 160 basis points above the Canadian dollar CDOR 90-day Bankers' Acceptance rate until maturity on November 19, 2014. The Bank may redeem all, but not less than all, of the debentures on or after November 20, 2009 at par plus accrued and unpaid interest subject to approval of the Superintendent of Financial Institutions. The main purpose of the issue was to increase total regulatory capital to support current and future asset growth without diluting the existing common shareholder base.

Also in the quarter, the remaining $42.5 million of 5.50% convertible debentures were converted into approximately 2.8 million shares at the conversion rate of $15.25. The conversion had no effect on total regulatory capital but resulted in higher Tier 1 capital as well as an increase in book value per share. The conversion also increased the number of CWB shares available in the market.

On January 6, 2005, a quarterly cash dividend of $0.09 per share, reflecting a 20% increase, was paid to common shareholders. Subsequent to quarter end, on March 3, 2005, the Board of Directors also declared a quarterly cash dividend of $0.09 per share payable on April 7, 2005 to shareholders of record on March 17, 2005.

At quarter end, book value per common share was $13.92 compared to $13.45 at October 31, 2004 and $12.43 one year ago.

Accounting Policy Changes

A summary of the Bank's significant accounting policies is presented in the notes to the 2004 audited consolidated financial statements. In addition, Note 2 to the unaudited interim financial statements provided herein presents details of changes to significant accounting policies since October 31, 2004. Specifically, the changes to date in fiscal 2005 relate to new requirements for the consolidation of variable interest entities and the treatment of certain obligations as a liabilities rather than equity. These changes had no impact on the Bank's financial statements.

Updated Share Information

As at February 28, 2005, there were 30,333,398 CWB common shares outstanding. Also outstanding are employee stock options, which are or will be exercisable into 2,303,476 common shares (2,422,624 authorized) for maximum proceeds of $35.4 million.

Results by Business Segment

Since the acquisition of Canadian Direct on April 29, 2004 the Bank operates in two business segments: 1) banking and trust, and 2) insurance.

Banking and Trust

The operations of the banking and trust segment include commercial and retail banking services as well as personal and corporate trust services provided through the Bank's wholly-owned subsidiaries, Canadian Western Trust and Valiant Trust.

This segment had a strong first quarter with total earnings of $11.1 million, an increase of $1.3 million (13%) over the first quarter last year. Total revenues (teb) grew $5.2 million (15%) over the same quarter last year, while non-interest expenses increased $2.9 million (18%). The strong revenue growth reflects loan growth of 16% over the past year, 36% growth in lower cost demand and notice deposits and $1.0 million of trust fees from recently acquired Valiant Trust. Approximately $800,000 of the increase in non-interest expenses related to Valiant Trust and increased non-cash stock based compensation. Excluding the impact of these items, non-interest expenses increased $2.1 million (13%) in the quarter reflecting additional costs associated with new and expanded branch locations, increased staffing levels due to business growth, annual salary adjustments and various other initiatives.

In comparison to the previous quarter, and excluding the impact of a $1.6 million tax benefit recorded in that quarter, this segment's earnings increased $1.3 million (13%). The earnings growth resulted from a $2.8 million (8%) increase in total revenues (teb), which more than offset a $659,000 (3%) increase in non-interest expenses. The growth in total revenues included a $1.8 million (6%) increase in net interest income (teb), with the increase due to strong loan and lower cost deposit growth as well as an improved net interest margin of 2.61%. Total revenue growth also included a $1.0 million (16%) increase in other income due to improved credit, trust and retail fees.

	For the three months ended			Change from
($ thousands)	January 31 2005	October 31 2004	January 31 2004	January 31 2004
Net Interest income (teb)	**$32,094**	$30,319	$27,875	15%
Other income	**7,587**	6,537	6,628	14%
Total revenues (teb)	**39,681**	36,856	34,503	15%
Provision for credit losses	**2,550**	2,535	2,235	14%
Non-interest expenses	**19,510**	18,851	16,571	18%
Provision for income taxes (teb)	**6,485**	4,022	5,840	11%
Net income	**$11,136**	$11,448	$9,857	13%
Efficiency ratio (teb)	**49.2%**	51.1%	48.0%	120 bp
Net interest margin (teb)	**2.61%**	2.52%	2.53%	8 bp
Average loans (millions)	**$4,061**	$4,002	$3,600	13%
Average assets (millions)	**$4,882**	$4,789	$4,389	11%

bp – basis point

teb – taxable equivalent basis, see definition on page 2

Insurance

The insurance segment consists of the operations of the Bank's wholly-owned subsidiary Canadian Direct Insurance which provides property and casualty insurance directly to individuals in British Columbia and Alberta. As Canadian Direct was acquired at the end of the second quarter of 2004, the table below does not include comparative financial information for the quarter ended January 31, 2004.

In the first quarter, Canadian Direct generated net income of $1.1 million reflecting solid growth in net earned premiums and a strong combined ratio (claims and expenses as a percentage of net earned premiums) of 92%. The combined ratio increased from 88% in the previous quarter primarily as a result of an increase in the claims ratio to 68% from 61%. As expected, the winter weather in the first quarter contributed to an increase in auto and property claims expenses. This increase in claims was partially offset by lower non-interest expenses this quarter compared to the previous quarter.

	For the three months ended	
($ thousands)	**January 31 2005**	October 31 2004
Net interest income	**$ 548**	$ 437
Other income (net)		
Net earned premiums and other	**16,462**	15,990
Net claims, adjustment and policy acquisition costs	**(12,949)**	(11,701)
Gains on sale of securities	**37**	69
	3,550	4,358
Total revenues	**4,098**	4,795
Non-interest expenses	**2,342**	2,680
Provision for income taxes	**676**	776
Net income	**$ 1,080**	$ 1,339
Claims loss ratio	**68%**	61%
Expense ratio	**24%**	27%
Combined ratio	**92%**	88%
Efficiency ratio	**57.1%**	55.9%
Policies outstanding	**138,186**	135,201
Average cash and securities	**$ 61,758**	$ 59,065
Average total assets	**$ 118,861**	$ 115,832

Fiscal 2005 Targets

The performance targets established for the 2005 fiscal year are presented in the table below together with the CWB's actual performance to date.

	2005 Target	**2005 YTD Performance [1]**
Net income growth	15%	**24%**
Total revenue (teb) growth	15-18%	**27%**
Loan growth	12%	**16%**
Provision for credit losses as a percentage of average loans	0.25% or less	**0.25%**
Efficiency ratio (teb)	50.0% or less	**49.9%**
Return on equity	12% or greater	**12.1%**
Return on assets	0.98% or greater	**0.97%**

[1] 2005 YTD Performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

With the strong first quarter, the Bank is well positioned to achieve its 2005 performance targets. Key to achieving or exceeding the 2005 targets will be a continued focus on quality growth and efficiency across all lines of business and good claims experience in insurance operations. In addition, with a strong capital position CWB will continue to explore new growth opportunities to further enhance shareholder value.

Dated as of March 3, 2005

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)		For the three months ended January 31 2005	October 31 2004	January 31 2004	Change from January 2004
Interest Income					
Loans		**$ 59,823**	$ 56,972	$ 55,609	8 %
Securities		**4,280**	3,171	3,859	11
Deposits with regulated financial institutions		**1,270**	1,270	1,433	(11)
		65,373	61,413	60,901	7
Interest Expense					
Deposits		**31,614**	30,329	32,074	(1)
Subordinated debentures		**1,917**	1,641	1,753	9
		33,531	31,970	33,827	(1)
Net Interest Income		**31,842**	29,443	27,074	18
Provision for Credit Losses		**2,550**	2,535	2,235	14
Net Interest Income after Provision for Credit Losses		**29,292**	26,908	24,839	18
Other Income					
Credit related		**3,632**	3,074	3,415	6
Insurance, net	(Note 3)	**3,513**	4,289	-	na
Trust services		**2,036**	1,771	1,196	70
Retail services		**1,438**	1,338	1,234	17
Gains on sale of securities		**45**	15	482	(91)
Foreign exchange gains and other		**473**	408	301	57
		11,137	10,895	6,628	68
Net Interest and Other Income		**40,429**	37,803	31,467	28
Non-interest Expenses					
Salaries and employee benefits		**13,343**	12,645	10,123	32
Premises and equipment		**3,978**	3,952	3,008	32
Other expenses		**3,998**	4,381	3,011	33
Provincial capital taxes		**533**	553	429	24
		21,852	21,531	16,571	32
Net Income before Provision for Income Taxes		**18,577**	16,272	14,896	25
Provision for Income Taxes		**6,361**	3,485	5,039	26
Net Income		**$ 12,216**	$ 12,787	$ 9,857	24 %
Weighted average common shares outstanding[1]		**29,215,825**	27,262,872	26,286,706	11 %
Earnings per Common Share[1]					
Basic		**$ 0.42**	$ 0.47	$ 0.37	14 %
Diluted		**$ 0.40**	$ 0.43	$ 0.34	18 %

na - not applicable

[1] A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2005. All prior period common share and per common share information has been restated to reflect this effective split.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at January 31 2005	As at October 31 2004	As at January 31 2004	Change from January 2004
Assets					
Cash Resources					
Cash		**$ 2,619**	$ 2,831	$ 2,486	5 %
Deposits with regulated financial institutions		**244,248**	229,895	236,851	3
		246,867	232,726	239,337	3
Securities					
Issued or guaranteed by Canada		**295,923**	238,153	264,171	12
Issued or guaranteed by a province or municipality		**136,309**	148,555	113,930	20
Other securities		**196,061**	153,779	135,333	45
		628,293	540,487	513,434	22
Securities purchased under resale agreements		**-**	74,966	80,000	(100)
Loans					
Residential mortgages		**734,720**	700,791	623,084	18
Other loans		**3,400,257**	3,268,643	2,929,939	16
		4,134,977	3,969,434	3,553,023	16
Allowance for credit losses	(Note 4)	**(41,555)**	(39,320)	(35,817)	16
		4,093,422	3,930,114	3,517,206	16
Other					
Land, buildings and equipment		**18,303**	18,499	15,970	15
Goodwill		**6,933**	6,933	-	na
Intangible assets		**4,173**	4,309	-	na
Insurance related		**48,088**	55,583	-	na
Other assets		**58,923**	55,278	36,541	61
		136,420	140,602	52,511	160
Total Assets		**$ 5,105,002**	$ 4,918,895	$ 4,402,488	16 %
Liabilities and Shareholders' Equity					
Deposits					
Payable on demand		**$ 197,756**	$ 190,214	$ 153,815	29 %
Payable after notice		**800,879**	662,518	579,824	38
Payable on a fixed date		**3,393,586**	3,415,056	3,138,798	8
		4,392,221	4,267,788	3,872,437	13
Other					
Cheques and other items in transit		**8,949**	18,175	20,601	(57)
Insurance related		**88,025**	90,427	-	na
Other liabilities		**65,707**	64,316	63,888	3
		162,681	172,918	84,489	93
Subordinated Debentures	(Note 5)				
Conventional		**128,126**	68,126	68,126	88
Convertible		**-**	42,474	46,861	(100)
		128,126	110,600	114,987	11
Shareholders' Equity					
Capital stock		**211,679**	167,125	159,129	33
Contributed surplus		**1,528**	1,159	429	256
Retained earnings		**208,767**	199,305	171,017	22
		421,974	367,589	330,575	28
Total Liabilities and Shareholders' Equity		**$ 5,105,002**	$ 4,918,895	$ 4,402,488	16 %

na - not applicable

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the three months ended January 31 2005	January 31 2004
Capital Stock		
Balance at beginning of period	**$ 167,125**	$ 150,782
Issued on debenture conversions	**42,474**	6,964
Issued on exercise of employee stock options	**2,080**	1,383
Balance at end of period	**211,679**	159,129
Contributed Surplus		
Balance at beginning of period	**1,159**	252
Amortization of fair value of employee stock options	**369**	177
Balance at end of period	**1,528**	429
Retained Earnings		
Balance at beginning of period	**199,305**	165,197
Net income	**12,216**	9,857
Dividends	**(2,713)**	(3,974)
Share issue costs, net of income taxes of $166 (2004 - $35)	**(301)**	(63)
Interest forgone on conversion by debenture holders, net of income taxes of $140	**260**	-
Balance at end of period	**208,767**	171,017
Total Shareholders' Equity	**$ 421,974**	$ 330,575

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended **January 31 2005**	 January 31 2004
Cash Flows from Operating Activities		
Net income	**$ 12,216**	$ 9,857
Adjustments to determine net cash flows		
Provision for credit losses	**2,550**	2,235
Depreciation and amortization	**1,336**	894
Future income taxes, net	**(1,093)**	557
Gain on sale of securities, net	**(45)**	(482)
Accrued interest receivable and payable, net	**3,804**	1,936
Current income taxes payable, net	**6,082**	(6,605)
Other items, net	**(5,428)**	(2,755)
	19,422	5,637
Cash Flows from Financing Activities		
Deposits, net	**124,433**	52,687
Debentures issued	**60,000**	-
Common shares issued	**2,080**	1,383
Dividends	**(2,713)**	(3,974)
	183,800	50,096
Cash Flows from Investing Activities		
Loans, net	**(165,858)**	9,562
Securities purchased under resale agreements, net	**74,966**	(8,000)
Interest bearing deposits with regulated financial institutions, net	**(48,638)**	28,846
Securities, purchases	**(276,406)**	(359,567)
Securities, sale proceeds	**31,151**	47,055
Securities, maturities	**157,430**	213,410
Land, buildings and equipment	**(1,140)**	(3,852)
	(228,495)	(72,546)
Decrease in Cash and Cash Equivalents	**(25,273)**	(16,813)
Cash and Cash Equivalents at Beginning of Period	**19,786**	20,522
Cash and Cash Equivalents at End of Period *	**$ (5,487)**	$ 3,709
*** Represented by:**		
Cash resources per consolidated balance sheet	**$ 246,867**	$ 239,337
Interest bearing deposits with regulated financial institutions	**(243,405)**	(215,027)
Cheques in transit	**(8,949)**	(20,601)
Cash and Cash Equivalents at End of Period	**$ (5,487)**	$ 3,709
Supplemental Disclosure of Cash Flow Information		
Amount of interest paid in the period	**$ 29,343**	$ 30,065
Amount of income taxes paid in the period	**$ 1,833**	$ 11,042

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2004 as set out on pages 46 to 68 of the Bank's 2004 Annual Report. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the consolidated financial statements for the year ended October 31, 2004, except as explained in Note 2 below.

2. Changes in Accounting Policies

Consolidation of Variable Interest Entities (VIEs)

The CICA has issued an accounting guideline effective November 1, 2004. The guideline provides a framework for identifying VIEs and requires the consolidation of VIEs if the company is the primary beneficiary of the VIE. These requirements have no impact on the Bank's financial statement presentation.

Liabilities and Equity

Effective November 1, 2004, certain obligations that must or could be settled with a variable number of the issuer's own equity instruments are required to be presented in the financial statements as liabilities rather than equity. These requirements have no impact on the Bank's financial statement presentation.

3. Insurance Income

Insurance income reported in other income on the consolidated statement of income is presented net of claims, adjustment and policy acquisition expenses. There were no insurance operations prior to April 30, 2004.

	For the three months ended	
	January 31 2005	October 31 2004
Net earned premiums and other	**$ 16,462**	$ 15,990
Net claims, adjustment and policy acquisition expenses	**12,949**	11,701
	$ 3,513	$ 4,289

4. Allowance for Credit Losses

	For the three months ended		
	January 31 2005	October 31 2004	January 31 2004
Balance at beginning of period	**$ 39,320**	$ 37,616	$ 35,365
Provision for credit losses	**2,550**	2,535	2,235
Write-offs	**(333)**	(848)	(1,793)
Recoveries	**18**	17	10
Balance at end of period	**$ 41,555**	$ 39,320	$ 35,817
	As at January 31 2005	As at October 31 2004	As at January 31 2004
Specific allowance	**$ 10,881**	$ 10,504	$ 9,288
General allowance	**30,674**	28,816	26,529
Total allowance	**$ 41,555**	$ 39,320	$ 35,817

5. Subordinated Debentures

During the first quarter, all of the outstanding publicly traded convertible debentures in the amount of $42,474 were converted by the holders into 2,785,144 common shares. Interest foregone on conversion by debenture holders, net of tax, was credited to retained earnings.

On November 19, 2004, the Bank issued $60,000 of conventional subordinated debentures. The debentures have a fixed interest rate of 5.55% until November 19, 2009. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points until maturity on November 19, 2014. The Bank may redeem the debentures on or after November 20, 2009 with the approval of the Office of the Superintendent of Financial Institutions.

6. Common Shares and Employee Stock Options

	Common Shares Outstanding	Employee Stock Options Number		Weighted Average Exercise Price
October 31, 2004	27,330,260	2,521,470	$	14.93
Debenture conversions	2,785,144	-		-
Options				
Granted	-	10,000		22.80
Exercised	201,694	(201,694)		10.32
Forfeited	-	(10,000)		18.38
January 31, 2005	30,317,098	2,319,776	$	15.34
Exercisable at January 31, 2005		844,706	$	10.79

A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2005. All prior period common share and per common share information has been restated to reflect this effective split.

During the fourth quarter of 2004, 442,000 options were granted which are subject to shareholder and Toronto Stock Exchange approval.

In the three months ended January 31, 2005, salary expense of $369 (2004 - $177) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.6% (2004 - 3.9%), (ii) expected option life of 3.9 years (2004 - 3.9 years), (iii) expected volatility of 18% (2004 - 20%), and (iv) expected dividends of 1.6% (2004 - 1.9%). The weighted average fair value of options granted was estimated at $3.67 (2004 - $3.56) per share.

7. Guarantees

Significant guarantees provided to third parties are discussed in Note 20 of the Bank's consolidated financial statements for the year ended October 31, 2004 (see page 62 of the 2004 Annual Report) and include:

	As at January 31 2005	As at October 31 2004	As at January 31 2004
Guarantees and standby letters of credit			
Balance outstanding	**$ 96,623**	$ 94,270	$ 73,200
Business credit cards			
Total approved limit	**2,908**	2,002	487
Balance outstanding	**474**	376	60

8. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by a subsidiary, and are kept separate from the subsidiary's own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at January 31 2005	As at October 31 2004	As at January 31 2004
Trust assets under administration	**$ 2,102,782**	$ 1,759,473	$ 1,535,255

Effective January 31, 2005 trust assets under administration are presented at market value which is standard for the industry. In prior periods, trust assets under administration were presented at historical cost. Comparative figures have not been restated as market value information is not readily available.

9. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing date of interest sensitive assets and liabilities, including off-balance sheet items, is discussed in Note 23 of the consolidated financial statements for the year ended October 31, 2004 (see page 63 of the 2004 Annual Report). The following table shows the gap position for selected time intervals:

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Sensitive	Total
January 31, 2005								
Total assets	$ 2,392	$ 328	$ 923	$ 3,643	$ 2,201	$ 77	$ 104	$ 6,025
Total liabilities and equity	2,507	346	772	3,625	1,856	-	544	6,025
Interest rate sensitive gap	$ (115)	$ (18)	$ 151	$ 18	$ 345	$ 77	$ (440)	$ -
Cumulative gap	$ (115)	$ (133)	$ 18	$ 18	$ 363	$ 440	$ -	$ -
Cumulative gap as a percentage of total assets	(1.9%)	(2.2%)	0.3%	0.3%	6.0%	7.3%	0.0%	0.0%
October 31, 2004								
Cumulative gap	$ 18	$ (11)	$ 13	$ 13	$ 284	$ 356	$ -	$ -
Cumulative gap as a percentage of total assets	0.3%	(0.2%)	0.2%	0.2%	4.9%	6.1%	0.0%	0.0%
January 31, 2004								
Cumulative gap	$ (18)	$ (11)	$ 132	$ 132	$ 324	$ 373	$ -	$ -
Cumulative gap as a percentage of total assets	(0.3%)	(0.2%)	2.5%	2.5%	6.2%	7.1%	0.0%	0.0%

10. Segmented Information

The Bank operates principally in two industry segments - banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. Prior to the acquisition of Canadian Direct Insurance Incorporated on April 30, 2004, the Bank operated in one industry segment.

The banking and trust segment provides services to personal clients and small to medium-sized commercial business clients primarily in western Canada. The insurance segment provides home and automobile insurance direct to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	January 31 2005	**October 31 2004**	**January 31 2004**	**January 31 2005**	**October 31 2004**	**January 31 2004**
Net interest income (teb)[1]	**$ 32,094**	$ 30,319	$ 27,875	**$ 548**	$ 437	$ -
Less teb adjustment	**800**	1,313	801	**-**	-	-
Net interest income per financial statements	**31,294**	29,006	27,074	**548**	437	
Other income[2]	**7,587**	6,537	6,628	**3,550**	4,358	-
Total revenues	**38,881**	35,543	33,702	**4,098**	4,795	-
Provision for credit losses	**2,550**	2,535	2,235	**-**	-	-
Non-interest expenses	**19,510**	18,851	16,571	**2,342**	2,680	-
Provision for income taxes	**5,685**	2,709	5,039	**676**	776	-
Net income	**$ 11,136**	$ 11,448	$ 9,857	**$ 1,080**	$ 1,339	$ -
Average total assets ($ millions)[3]	**$ 4,882**	$ 4,787	$ 4,389	**$ 119**	$ 116	$ -

	Total		
	Three months ended		
	January 31 2005	**October 31 2004**	**January 31 2004**
Net interest income (teb)[1]	**$ 32,642**	$ 30,756	27,875
Less teb adjustment	**800**	1,313	801
Net interest income per financial statements	**31,842**	29,443	27,074
Other income[2]	**11,137**	10,895	6,628
Total revenues	**42,979**	40,338	33,702
Provision for credit losses	**2,550**	2,535	2,235
Non-interest expenses	**21,852**	21,531	16,571
Provision for income taxes	**6,361**	3,485	5,039
Net income	**$ 12,216**	$ 12,787	$ 9,857
Average total assets ($ millions)[3]	**$ 5,001**	$ 4,903	$ 4,389

[1] Taxable Equivalent Basis (teb) - Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

[2] Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses.

[3] Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

11. Future Accounting Changes

Financial Instruments
The CICA has issued three new accounting standards: *Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income,* which are effective for the Bank as of November 1, 2006. The impacts of these new standards on the Bank's financial position, results of operations and cash flows are currently being assessed.

12. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Offices
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 217, 610 - 6th Street
New Westminster, BC V3L 3C2
Telephone: (888) 225-5234
Fax: (604) 517-3224
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Investor Relations
For further financial information contact:
Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

or visit our website at www.cwbank.com

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters

Please contact either:
Tracey C. Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com

or

Robert A. Manning
Chairman of the Audit Committee
c/o 210 - 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, March 3, 2005 at 1:30 pm MT. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call will be available until March 17, 2005 by dialing toll-free (877) 289-8525 and entering passcode 21111779#.